Grande Group Limited

Suite 2701, 27/F, Tower 1

Admiralty Center, 18 Harcourt Road

Admiralty, Hong Kong

April 9, 2025

VIA EDGAR

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Robert Arzonetti
James Lopez
Victor Cecco
Lory Empie

Re:	Grande Group Limited
Amendment No.2 to Registration Statement on Form F-1
Filed March 14, 2025
File No.333-283705

Ladies and Gentlemen:

This letter is being submitted in response to the letter dated March 31, 2025, from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form F-1 filed on March 14, 2025. Concurrently with the submission of this letter, we hereby transmit, via EDGAR, an amended Registration Statement on Form F-1/A (“Form F-1/A”) for filing with the Commission, which has been revised to reflect the Staff’s comments as well as certain other updates to the Form F-1.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in Form F-1/A. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Form F-1/A.

Amended Registration Statement on Form F-1

Regulatory Development in the PRC and Permission Required, page 12

1.	This sub-section appears to discuss two separate issues. The first, is the impact on you and this offering in particular from the Trial Administrative Measures. The second is the impact of those measures where you provide advisory and other services for businesses in the PRC as they attempt to offer securities or otherwise raise capital in Hong Kong. Given the substantial potential impact of the Trial Measures on your business servicing PRC based clients, please revise this section to discuss those impacts under an appropriate heading. Also, revise to clarify aggregate amount of your overall advisory and other services you provide to PRC based companies.

RESPONSE: We note the Staff’s comment and in response thereto have revised pages 12 to 17 of Form F-1/A to discuss the impact of PRC law and regulations under two separate headings, “PRC-Related Regulations and the Permission Required from the PRC Authorities Related to Serving Mainland China-Based Clients” and “PRC-Related Regulations and the Permission Required from the PRC Authorities Related to This Offering”. We have also revised page 15 and page 24 of Form F-1/A to clarify the aggregate amount of revenue attributed to the services provided by our Operating Subsidiary to PRC based companies.

2.	We note the statement on page 13 that Mainland China companies who engaged your operating subsidiary for their overseas listing “could be subject to Trial Administrative Measures.” It is unclear why “could” is used for listings that have already occurred. Please revise to state whether the clients were actually subject to the measures or disclose the reasons why you are unable to make such a determination. Based on the disclosures, it appears that the risks associated with sponsoring Mainland China clients are qualitatively and potentially materially different depending on whether the clients were actually subject to the measures.

RESPONSE: We note the Staff’s comment and in response thereto have revised the disclosure on pages 15 and 24 to clarify and affirmatively state that, until the date of prospectus, the Mainland China companies who have engaged our Operating Subsidiary for its listing sponsorship services for overseas listing in Hong Kong are “PRC domestic companies” as defined under the Trial Administrative Measures, which overseas listings in Hong Kong are subject to CSRC’s review procedures and approval.

3.	We note the statement on page 14 that your operating subsidiary is “not subject to the jurisdiction of the CSRC.” Please reconcile with the fact that the operating subsidiary “is registered with the CSRC under Article 21 of the Trial Administrative Measures,” as stated in the first sentence on page 14 and elsewhere. Please summarize Article 21 as it applies to the operating subsidiary.

RESPONSE: We note the Staff’s comment and in response thereto have removed the statement that our Operating Subsidiary is “not subject to the jurisdiction of the CSRC” throughout the Form F-1/A. We have also revised to provide the summary of Article 21 of Trial Administrative Measures on page 15 of the Form F-1/A.

The operation of the Operating Subsidiary is subject to extensive, page 33

4.	This risk factor currently discusses both the evolving regulatory landscape for your business in Hong Kong, as well as the possible impact of PRC law on your business providing services for PRC based clients. Revise this section to separate the discussion related to the potential impact of PRC statute, regulations and regulatory oversight on your business in a separate risk factor under an appropriately descriptive heading. Investors must be able to distinguish the risks you face by serving PRC based businesses and other clients who are seeking to list in Hong Kong or other non- PRC financial markets.

RESPONSE: We note the Staff’s comment and in response thereto have revised page 36 of the Form F-1/A to separate the discussion related to the potential impact of PRC laws and regulations in a separate risk factors, under an appropriately descriptive heading.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the Company’s securities counsel William S. Rosenstadt, Esq., Mengyi “Jason” Ye, Esq. or Yuning “Grace” Bai of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or gbai@orllp.legal.

Very truly yours,

/s/ Yujie, CHEN
Yujie, CHEN
Chief Executive Officer and the Chair of the Board

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